Filed by R1 RCM Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: R1 RCM Inc.

Commission File No.: 001-34746

JANUARY 10, 2022 / 4:15PM, RCM.OQ - R1 RCM Inc at JPMorgan Healthcare Conference (Virtual)

CORPORATE PARTICIPANTS

Joseph Gerard Flanagan R1 RCM Inc. - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Anne Elizabeth Samuel JPMorgan Chase & Co, Research Division - Analyst

PRESENTATION

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

Good morning, everyone, and welcome to the 40th Annual JPMorgan Healthcare Conference. My name is Annie Samuel, and I’m the Healthcare Technology and Distribution Analyst here at JPMorgan, and we are thrilled to have R1 RCM here with us today. They made some really exciting announcements this morning. With us are CEO, Joe Flanagan; CFO, Rachel Wilson; and IR Atif Rahim.

We wanted to — following the presentation, we’re going to have an interactive Q&A session. So I just wanted to remind everyone that if you have a question to please use the blue button to submit your question, and we’ll make sure to get your questions answered.

So with that, I’m going to turn it over to Joe.

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Thanks so much, Annie, and thanks to you and the entire JPMorgan team for hosting us today.

As I get into the presentation, a quick reminder, we will be making forward-looking statements on the call over the course of the slides we cover, so I wanted to note that at the start. And I’m going to get us kicked off, and I’m going to reference slide numbers that all of you should have access to.

And so let me get us started with Slide 5. Just to introduce the company and a reminder of where we sit in the healthcare ecosystem. We are the leading technology-driven platform to manage healthcare provider in — revenue in its entirety. Very, very large market, significant growth that the business has demonstrated and has opportunities around looking forward. And a lot of visibility in our business model, greater than 90% recurring revenue. If you look at the majority of our contracted revenue, which sits in operating partner agreements, we have 9 years forward contracted. And on a stand-alone basis, independent of the Cloudmed acquisition that we announced this morning, a long-term adjusted EBITDA margin target of 30%.

If I go to Slide 6, just a little bit further detail on our coverage and the capability that sits behind our platform. We’ve set on a journey to ensure that we are the singular revenue partner to the providers in its — in the entirety of their needs. With that, I would highlight that we cover all care settings: Ambulatory, acute, post-acute. We are end-to-end in our capabilities across the revenue cycle spectrum. And we cover all payment models: Fee-for-service, patient payment as well as value-based payment models.

And along those lines, I would highlight our most recent acquisition prior to the announcement this morning, VisitPay, the leading platform to empower patients and provide a superior payment experience for those patients. And our most recent contract announcement, VillageMD, which is really a value-based provider, as proof points along the lines of our comprehensive coverage of payment models.

If we look at the next slide, Slide 7. We’ve got a very compelling value proposition to the providers and a clear competitive advantage vis-a-vis alternatives they may seek to. We plug right into the provider’s ecosystem and our technology interfaces into the existing providers’ technology architecture, so it’s [added to] and complementary to their existing technology framework. And we drive superior patient satisfaction. Our scale leverage and our technology coverage result in our ability to underwrite lower cost at a higher revenue yield for them and at an increased working capital velocity. And in totality, that value prop is significant vis-a-vis their internal operations and vis-a-vis alternative ways they may look to get those services in the market.

We have a world-class customer base. We serve some of the leading health care systems, leading independent physician groups. And so you can get a sense of the breadth and depth of our relationships with the provider industry at large.

If we go to Slide 8, a little bit about our competitive advantage and what differentiates us in the marketplace.

Five key things I would highlight, and I’ll start with our technology coverage. We have the broadest coverage of the revenue cycle needs with our technology and significant commitment to that agenda and well, well recognized by the providers. We have world-class talent. We sit on a great set of data that allows us to deliver analytics that drive performance and insights to the providers that help them make strategic decisions on a day-to-day basis. And then finally, we have global scale, whether that be nationally in the U.S. or outside the U.S.. Significant scale that in the current environment, given the constraints around capacity that the provider industry is facing, it’s well recognized and a key component of what the providers need in the discussions we are having with them. And then finally, we contract on a very aligned way. Our results are economically aligned with the providers and well recognized across our customer base.

And then finally, and part of some of the dialogue and communication around our announced Cloudmed acquisition, we are committed to being flexible in how we engage with providers. Some providers want an end-to-end relationship and some providers would like to have a modular relationship, and we’re excited to be well-positioned to meet the providers with what they need. And as a direct result of that, there’s a significant market that is open for us to grow into.

If we go to the next slide, Slide #9. What I first would like to cover is our stand-alone 2022 guidance. I’ll cover a couple of slides around the planned acquisition of Cloudmed following this, but let me first update everybody on our stand-alone 2022 guidance.

What you can see here is the financial metrics on the left-hand side of the slide. We’re excited about the underlying momentum in the business across all dimensions. And maybe, more importantly, some highlights that I think are relevant to talk about.

The first one is we have — and we have an expectation that this contract will be signed in early February of 2022. It’s a circa $10 billion NPR system that is in contracting. And the shift — the slight shift in timing of our expectation of signing that contract, which was previously [12/31]. That shift to early February is primarily driven by a material expansion in the scope of that engagement.

We plan to update guidance following the Cloudmed acquisition for that expected contract signing as well, the acquisition of Cloudmed in due course over the next couple of months.

And then finally, the R1 Board of Directors has increased the company’s share repurchase authorization from $200 million to $500 million as part of our annual financial planning processes.

So with that, let me now turn to the next slide, which is titled Transaction Overview, and I’ll take a few slides here just to update everybody on the Cloudmed acquisition.

So from a summary standpoint, all stock transaction, inclusive of $857 million of debt, roughly 14.8x 2022 adjusted EBITDA, inclusive of $85 million of run rate cost synergies, which we anticipate capturing by year 3 post closing of the transaction.

Rough ownership, 70% existing R1 shareholders, 30% Cloudmed shareholders of the combined company. And as part of the transaction structure, Cloudmed shareholders will be entering into an 18-month lockup as part of that agreement.

Strong balance sheet at close with a great cash flow generation post-close, looking forward, preserves all flexibility to invest in supporting the growth potential of the business, whether that be organically or inorganically.

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Excited to welcome Lee Rivas, the current CEO of Cloudmed to our team, as well as 3 new directors who will be dominated by the [Admed] shareholders that will be joining our Board.

With that, why don’t I go to the next slide and just talk about the strategic highlights of the combination. As I mentioned before, R1 is the leading end-to-end technology-driven platform to manage health care provider revenue. Cloudmed is the leading platform, revenue intelligence platform fueled by data and automation to optimize the payment yield for providers on the services they deliver. And from a combination standpoint, what excites me the most is together, the competitive advantage is quite significant of the breadth of our tech-enabled platform.

Second, we believe strongly that we will be recognized as the partner of choice to providers to manage all of their revenue needs.

Third, I commented on the significant operating synergies that exist with this transaction. More exciting is the significant growth and available market that this [brought] for us and the anticipated acceleration in terms of conversion of that growth opportunity.

Finally, we have been very deliberate and very consistent in terms of our excitement around the long-term automation potential that exists in this industry. And this transaction significantly increases our data footprint, and we are positioned very well for meaningful innovation in and around data, which I would correlate directly to the expansion of automation use cases we expect to bring to the market.

Finally, this is all against the backdrop of a very big market that is very early and represents a significant growth opportunity.

Let me go to the next slide and just share with you our medium-range outlook and modeling assumptions that we expect to deliver on a stand-alone basis, and compare that with how we’re in a position to update that as a result of the Cloudmed transaction.

First, on NPR growth. We’re excited that we have a degree of confidence to raise our annual NPR growth target from 10% to 12%, to 12% to 14%. And when you look at the size of our end-to-end installed base, that is a significant amount of incremental growth that we have a high degree of confidence in delivering. We have not historically provided a growth target on our modular offerings, although we do have a number of very valuable modular offerings that the market recognizes. As part of this transaction and as a direct result of the CloudMed commercial engine in this segment of the market, we will be introducing guidance of 20% per annum in that engagement model.

Finally, on the EBITDA growth standpoint, we are very, very comfortable with north of 17% adjusted EBITDA growth. And then we’re able to increase our medium- and long-term margin targets approximately 5 points, respectively, at 30% and 35% looking forward.

So with that, let me now transition to Slide 13, cover just some of the broad investment highlights for R1.

Large and growing market. We have clear competitive differentiation, and are recognized as the leader in the eyes of the providers for revenue management. Our business model, inclusive of Cloudmed, has significant visibility, demonstrated a track record of growth and very strong customer relationships. And then we’re very, very excited about the proven playbook that we expect to only emphasize around levers for margin expansion.

So with that, let me turn to the next slide and just talk a little bit about the market opportunity, and many of you will understand this. The complexity is only increasing for the providers that they have to navigate, whether that be the complexity of their payment models, fee-for-service, value-based payment models, patient payment constructs or the increasing demands of patients for a world-class consumer experience. And that is against a backdrop of significant capacity constraints, whether that be the balance sheet, whether that be the human capital layer, et cetera. And so from my vantage point, I’ve never seen as much activity in the pipeline in my tenure at R1 as I do right now, and I’m very excited about how we are positioned to help the providers as a strategic partner navigate these complexities.

If you look at the next slide, Slide 15. This just breaks down the market, and the main takeaway here, it’s a very large market. When we look at the market, we see $110 billion of addressable market. It is still quite fragmented and only a small portion of this market sits in the hands of strategic long-term partners, and we think that represents a very compelling growth potential looking out over the next couple of years.

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If we go to the next slide, what underpins our competitive advantage. The first thing I’ll highlight is we are the scaled technology platform of choice to manage all revenue needs for the providers, and we’ve been deliberate on this. Highest quality, lowest cost, track record of results, we are very comfortable to engage with the providers in an economically aligned way.

The second thing, we started our automation journey early. We’ve invested heavily and expect to continue to do so, and our transaction with Cloudmed only increases the competitive advantage we have along the lines of automation.

Three, we have a comprehensive solution to digitize the intake process with our entry platform. As I mentioned before, this is very, very important for the providers as they think about market share growth, retention of customers and management of various payment models.

And then finally, as I commented earlier, we are committed and have ready now capabilities that are valued by the providers around value-based reimbursement, and scale contract visibility, et cetera, are some of the components of that.

If we go to the next slide, just real quick on growth and margin expansion drivers. We still have a significant book of business that is in the margin expansion phase from our prior announcements on end-to-end partnerships. I’ve talked many times over the long-term automation opportunity, and then opening up of this market via a broader installed base and multiple channels to serve their providers in their preferred way to engage with us, all contribute to exciting growth and profit opportunities looking forward.

Slide 18 gives you a sense of where are we at in our contracting activities and our deployment activities. So as you can see, exiting 2021, we still have $16 billion plus that is in margin expansion phase in. And we shared those margin expansion profiles, and they’re in the appendix of this slide.

In addition to that, I highlighted the significant contracting activity. Which, to put that in perspective, that is analogous to our original agreement with [Ascension] in 2016. In that original agreement, we onboarded $9 billion of NPR spread across 3 phases. What we expect signed by early February is in aggregate, $10 billion of NPR. We are very excited about that, and that will only contribute to the margin expansion profile looking forward.

If we go to the next slide, the next driver I would highlight is the technology innovation and the impact that that will have on margin. So I’m super excited to highlight that we are in a position to raise some of our expectations around automation penetration in 2022. You will see that we now have line of sight to greater than $100 million manual tasks that we will automate exiting ‘22 at that run rate, and we have taken our EBITDA contribution up from that a bit. The majority of that will be reinvested to build future use cases.

And in particular, what I want to highlight is the machine learning and predictive or more intelligent automation routines that are more dependent on the richness of data, and this is why I’m so excited about the Cloudmed combination and the vast footprint of data that they have. We think that will accelerate the machine learning and more intelligent automation levers that we have always known have applicability with what we do.

Let me turn now to some financial slides. Slide #20 gives a sense of the visibility we have on the business, the recurring revenue. We had significant progress extending contracts over the course of 2021, which contributes to that 9 years forward visibility.

And if we go to the next slide, Slide 21, you can see our track record around EBITDA and margin expansion, which I highlighted in some of the strategic growth drivers as well.

And so again, just in summary. 2022 guidance, we are excited about the stand-alone momentum on the business. Very, very excited about the financial performance that we’re looking for in 2022. And I would really highlight the significance of $10 billion of NPR in contracting that we expect to sign in early February.

And so with that, what I’d like to do now is turn it over to the operator, and I think, Annie, just to open it up for Q&A.

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QUESTIONS AND ANSWERS

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

Yes. Thanks so much, Joe, for that presentation. Very helpful and a lot of great color on the Cloudmed announcement. I just want to remind everyone, if you have a question, please hit the blue Submit a Question button, and we’ll make sure to get your questions answered.

But I might start with the first one with this Cloudmed announcement, so exciting. I was hoping maybe for those that weren’t on the call this morning, if you could provide a little bit of color on maybe the process that went into looking at Cloudmed, what attracted you to this asset? And then you talked on the call this morning about very little overlap between your customer base, so how do you think about that into that cross-sell opportunity going forward?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Yes. I think there’s 3 things that attracted us to the potential for a combination and — and are what excites me the most about being in a position to announce the transaction today.

The first 1 starts with their revenue intelligence platform. They’re #1 in class. This is a very important capability set in the eyes of the provider, and the fact that CloudMed attacks this problem via a platform approach and a technology and data-driven mindset. We see significant value we can unlock as part of that core foundational capability they have, and we know that is very meaningful in the eyes of the providers and the customers we serve. So as we think about that capability inside of our offering, we feel we’re in a position to significantly differentiate us to some of our peer sets in the eyes of providers that will be making buying decisions.

The second thing is the premier installed base and a world-class commercial engine. So as you said, very little overlap. They are in 47 of the top 50 health systems, 87 of the top 100 when you broaden the aperture. They have a demonstrated track record as a direct result of the trust clients have in their teams of expanding their share of wallet. They have significant expansion opportunities on their own, and we intend to add to their offering set, our entry platform module and our patient payment platform module as a first start. There will be other capabilities over time, but I would highlight the 2 of those.

And the third is their data footprint. We know that expansion and achieving the full potential of automation in this revenue cycle space will be correlated to data. And they have a significant data footprint, and we see an opportunity to innovate in and around data, and that will manifest itself in top line growth as well as margin expansion.

So those are the 3 core tenets early that we thought could be true. And as we went through the process, what excites me the most being in a position to announce this transaction.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

Do you think maybe you could provide some examples? I mean, you’ve got this huge amount of data. I imagine that’s something that you can leverage across your entire platform, again, similarly with their analytics technology. What are some outside of the core Cloudmed capabilities that you could utilize their technology within your own?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Yes. Well, I mean there’s many use cases, but the approach that served us well has really been focusing on the low-hanging fruit or some of the basic very logical use cases that — that will present themselves.

So if you think about — we’ve been really, really pushing hard on automating manual tasks, okay? And that’s — we’ve updated all of you on that, we’ve translated it to our financials. But still, as we sit today, in the interaction with the payers, which is a huge component of the revenue yield

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and a huge component of the cost structure of revenue cycle organizations today, there are a lot of activities that are resulting in no return. And we don’t have enough data. We don’t have a broad enough set of contracts modeled. We don’t have a broad enough set of rules built to have a degree of confidence to trust the AI, the intelligence that could be.

And Cloudmed CloudMed has that. Cloudmed has 6x the rules, we see because they see so many more payer contracts they model in their technology, an expansive footprint of the commercial payers in the U.S., they have 10x the data they’re collecting on an annual basis to us. And what that does is it increases the accuracy of those automation or predictive modeling, and will put us in a position to actually stop doing the work.

It’s a different thing to automating work, just stopping work that’s not having return. And I think that’s a very basic use case that’s applicable across the revenue cycle that I would just highlight to provide some context on the correlation here.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great. And I imagine you’ve obviously used automation on a lot of the margins, but there’s probably a lot more margin opportunity as you think about combining — you talked about kind of mid-30s, but I would imagine over time that there’s probably a lot more margin opportunity as well from that.

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Yes. And the way I would say is we see potential upside to our targets, but we also feel really good competing and making sure that our value prop to customers over the long term is compelling. And that’s really where we stay focused, is ensuring that over the next 2 years, but over the next 10 years, because of the nature of the partnerships, we’re able to deliver incremental value to the providers as a result of our investments in

(inaudible) automation that they just can’t make.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great.

Maybe we can move on to the other announcement around the $10 billion of NPR, the contract that you announced. Can you provide a little bit more color on that? Is that going to be an operating — partner model? How should we think about — I know you’re not saying who it is, but how that will impact the model next year?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Yes. If you think about — first, that’s contemplated as an operating partner model construct. And we are, as you would expect, still working through the detailed planning on deployment, phasing and sequencing. It will be deployed in phases. And so as you think about 2022 guidance in — the assumption that guidance is our normal course progression on EBITDA growth. So you can think about that somewhere $4.5 billion to $4.8 billion that we would, in a normal course, in line with our 10% to 12% NPR growth guidance projections prior to the Cloudmed close, that’s the assumption that’s incorporated in that guidance. We will update that post signing of the contract. And once we have a more detailed understanding of the phasing around that deployment.

But the most important thing is, as I referenced, from our standpoint, that is a significant book of business that is very much in line with our original ascension announcement in 2016.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great.

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I wanted to take one from the audience. The question is, is the new $10 billion including expansion of crit clients or all new logo?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

All new logo.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

And then the next question is back to Cloudmed, the announced deal looks like a great opportunity to accelerate growth. What will be the challenges? Is there a need to integrate a lot of process, or is this more of a channel opportunity?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Well, what I would say is the first thing is in our diligence of Cloudmed, we’ve been very, very impressed with the discipline they have on integration and the amount of dedicated resources they have allocated to be good at integration and to run that process.

So that’s great on 2 dimensions. One, this business is coming over with a very disciplined and great track record of integration on M&A activity that they’ve had. The second thing is we have a great team to work with on integration. There’s toolkits, those models as we have as well. And so I think together, there’s a degree of sophistication that got us comfortable. I know myself personally on integration complexities that are always part of these types of transactions.

Things that we’re very focused on. First and foremost, we want to deliver superior service to the providers, to our customers. And so we’re very focused on making sure our integration approach ensures that we’re able to deliver improved performance right out of the gates as a part of the combination.

The second thing that we’re very focused on is the cultural side. And I think the 2 organizations from my lens have a very similar mindset, a very similar approach to solving problems, and so I think there’s a lot of complementary features to work with.

And then finally, we do want to make sure from a technology standpoint, we unlock the full potential. So the teams have already, as part of diligence, been ensuring to make sure we’re capturing the key priorities and the key value drivers to ensure we bring an integrated technology platform to the market.

And those are the 3 things that I would highlight along the integration front.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great.

Maybe we could talk about another new contract that you had and you talked about in your most recent earnings call, which is VillageMD. How should we think about how you can grow with them over time? Because you have a pretty significant growth runway ahead of themselves. And what could that NPR opportunity look like over time?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Yes. I mean, the best way I would comment on VillageMD is — is we think our partnership with VIllageMD has the potential to be very significant as — an order of magnitude in the near term, and so that excites us. We want to make sure that we get off the ground and serve them exceptionally well, and we make the investments to support their growth because their growth is significant and we value the trust they placed on us.

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So that’s really our focus, but we do think that contract grows right in line with their growth and is a significant contract for us looking forward.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great.

Maybe we could do one more thematic question, which is one of the most pervasive themes in our space right now is the shift to value-based care. You’re kind of right in the thick of it. Can you discuss what role you’re playing in that shift, and how that represents a tailwind for your business?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Yes. I mean I would highlight 3 areas that — or 3 roles, if you will, that we play in that payment model. And the great thing from my standpoint is their direct extensions from what we do today to manage a fee-for-service payment model.

So if you think about — The first thing I’d highlight is patient engagement and referral management, referral coordination. So if you think about this in our fee-for-service world, we think about this as appointment scheduled, appointments registered, orders converted, those types of things, utilization reviews. We orient those differently for value payment models. We have algorithms on preventive care metric, high-performance network development, site of service management or site of service compliance of the referral signal. If you look at clinical documentation and acuity capture, significant scale, significant technology and human capital on quality data capture — clinical quality data capture, risk adjustment accuracy, health plan reconciliation, et cetera.

And then finally, when we think about revenue integrity and payment administration, we think about member eligibility, reconciliation and claims administration, which are just analogs of what we do at scale in the fee-for-service payment model and direct analogs of areas that Cloudmed adds value to. So we view Cloudmed as very important revenue intelligence for a fee-for-service payment model, also very important revenue intelligence for a value-based payment model.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great.

Prior to the Cloudmed acquisition, you were getting really close to hitting your medium-term margin targets. And I think you had kind of talked a little bit about maybe potentially investing some of those savings back into the business. I guess outside of Cloudmed it, how should we be thinking about that kind of [core] margin and how you’re thinking about investment? Or does that change now because you’re going to be doing the integration?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

No. It doesn’t necessarily change. We feel very good. On a stand-alone basis, we feel very good about our medium and long-term margin targets. And as I commented before, some of the favorability we’re seeing in automation uptick, we’re reinvesting. So I really kind of see that on a stand-alone basis and the combination with Cloudmed unlocks margin expansion potential along the lines of areas we’ve talked about, whether that be automation or more traditional, just operating leverage that will yield efficiencies

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great. And I think we probably have time for one more question.

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Maybe we could talk about the consumer. You talked a little bit about patient engagement. You’ve been making all of these investments in front-end consumer capabilities. Are you satisfied with what you’ve got now for the front end? Or do you think that there’s — there’s more room to expand capabilities there?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

We’ll always be monitoring the market and identifying key areas of innovation. But with the investments we’ve made and the activities, we feel very good about the solution architecture on patient engagement in our entry platform compared to the market. And so our focus right now is deploying that across our contracted installed base, our end-to-end agreements. And then over time, as we get through those deployments, putting it into our modular channel, which again is being enhanced with the Cloudmed acquisition.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

That’s great. Well, this has been a really informative session, and I really appreciate you all joining us today at the conference.

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Great. Thanks so much, Annie, and everybody for the time.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division - Analyst

Thank you.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, our strategic initiatives, our capital plans, our costs, our ability to successfully implement new technologies, our future financial and operational performance, and our liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) R1’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction, and (iv) the impact of health epidemics, including the COVID-19 pandemic, on our business and any actions that we may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2020, our quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that R1 intends to file relating to the transactions described herein and any other periodic reports that we file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Subsequent events and developments, including actual results or changes in our assumptions, may cause our views to change. R1 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

Important Information About the Transaction and Where to Find It

This communication includes information regarding the proposed transaction between R1 and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. R1 intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of R1. R1 also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of R1 are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statements, the proxy statement / prospectus (when available) and all other relevant documents filed or that will be filed with the SEC by R1 through the web site maintained by the SEC at www.sec.gov.

The documents filed by R1 with the SEC also may be obtained free of charge at R1’s website at https://r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray Utah 84123.

Participants in the Solicitation

R1 and its directors and executive officers may be deemed to be participants in the solicitation of proxies from R1’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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